B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Wednesday, April 4, 2007

SEC EX[illegible]PTION #82-4245

BEST AVAILABLE COPY

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

07022685

RECEIVED
2007 APR 18 A 10:[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

SUPPL

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Enclosures (13):

- Press release – December 18, 2006
- Press release – March 9, 2007
- Press release – March 15, 2007
- 2007 Second Quarter Interim Report + MD&A – period ending Nov. 4, 2006
- Certification of Interim Filings CEO & CFO – period ending November 4, 2006
- 2007 Third Quarter Interim Report + MD&A – period ending February 3, 2007
- Certification of Interim Filings CEO & CFO – period ending February 3, 2007

Jw 4/18

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

BFS

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, December 18, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the second quarter ended November 4, 2006.

Sales for the first six months were $5,505,457 compared to $4,643,747 last year, a 19% increase. Net earnings for the first six months were $424,916 ($0.05 per share) compared to net earnings of $136,692 ($0.02 per share) for the same period last year.

Sales for the second quarter were $3,334,832 compared to $2,797,058 during the same quarter last year, a 19% increase. Net earnings for the second quarter were $295,111 ($0.04 per share) compared to $132,852 ($0.02 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "We are pleased that our first six months' sales and earnings have met our expectations. BFS' strong balance sheet is now providing us the resources and flexibility to pursue our strategic objectives of acquiring and producing proprietary programming and the opportunity to acquire new libraries and businesses."

FINANCIAL HIGHLIGHTS *(unaudited and not reviewed by an auditor)*	**Twenty-six Weeks Ended Nov. 4, 2006**	Twenty-six Weeks Ended Nov. 5, 2005	**Thirteen Weeks Ended Nov. 4, 2006**	Thirteen Weeks Ended Nov. 5, 2005
Sales	**$ 5,505,457**	$ 4,643,747	**$ 3,334,832**	$ 2,797,058
Earnings before income taxes	**651,885**	238,993	**445,535**	233,014
Income taxes	**226,969**	102,301	**150,424**	100,162
Net earnings	**424,916**	136,692	**295,111**	132,852
Basic and diluted earnings per share	**$ 0.05**	$ 0.02	**$ 0.04**	$ 0.02

The financial information included in this release is qualified in its entirety and should be read together with the unaudited consolidated financial statements for the thirteen and twenty-six weeks ended November 4, 2006 and the notes thereto as filed on SEDAR.

BFS Entertainment & Multimedia Limited acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, March 9, 2007

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT DECLARES DIVIDEND

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to announce today that its Board of Directors declared a cash dividend of $0.03 per common share payable on March 28, 2007 to all common shareholders of record at the close of business on March 20, 2007. This dividend is a consequence of BFS' significant increase in retained earnings arising from its successful operations.

The Board of Directors is pleased to provide its shareholders with a return on their investment and foresees the introduction of a regular dividend policy, subject to management's ongoing review of its financial requirements.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution (75% of which is in the United States) is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Thursday, March 15, 2007

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
ANNOUNCES THIRD QUARTER RESULTS

For Immediate Release: **Stock Symbol: TSX Venture Exchange: BFS**

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the third quarter ended February 3, 2007.

Sales for the first nine months were $8,480,485 compared to $7,931,420 last year, a 7% increase. Net earnings for the first nine months were $697,119 ($0.09 per share) compared to $386,361 ($0.05 per share) for the same period last year, an 80% increase.

Sales for the third quarter were $2,975,028 compared to $3,287,673 during the same quarter last year. Net earnings for the third quarter were $272,203 ($0.04 per share) compared to $249,669 ($0.03 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "We are very satisfied with the first nine months sales and earnings and are excited with the prospects for our business. Our results have allowed us to recently declare a cash dividend to all common shareholders and BFS is now well positioned to pursue new initiatives and opportunities. We look forward to a successful year and future."

FINANCIAL HIGHLIGHTS *(unaudited and not reviewed by an auditor)*		**Thirty-nine Weeks Ended Feb. 3, 2007**		Thirty-nine Weeks Ended Feb. 4, 2006		**Thirteen Weeks Ended Feb. 3, 2007**		Thirteen Weeks Ended Feb. 4, 2006
Sales	**$**	**8,480,485**	$	7,931,420	**$**	**2,975,028**	$	3,287,673
Earnings before income taxes		**1,099,117**		631,860		**447,232**		392,867
Income taxes		**401,998**		245,499		**175,029**		143,198
Net earnings		**697,119**		386,361		**272,203**		249,669
Basic and diluted earnings per share	**$**	**0.09**	$	0.05	**$**	**0.04**	$	0.03

The financial information included in this release is qualified in its entirety by and should be read together with the unaudited consolidated financial statements for the thirty-nine weeks ended February 3, 2007 and the notes thereto as filed on SEDAR.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution (75% of which is in the United States) is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 4, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 14, 2006

"signed" John Grzybowski
Chief Financial Officer

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 4, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 14, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 3, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 15, 2007

"signed" John Grzybowski
Chief Financial Officer

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the second quarter ended November 4, 2006.

Sales for the first six months were $5,505,457 compared to $4,643,747 last year, a 19% increase. Net earnings for the first six months were $424,916 ($0.05 per share) compared to net earnings of $136,692 ($0.02 per share) for the same period last year.

Sales for the second quarter were $3,334,832 compared to $2,797,058 during the same quarter last year, a 19% increase. Net earnings for the second quarter were $295,111 ($0.04 per share) compared to $132,852 ($0.02 per share) in the same quarter last year.

We are pleased that our first six months' sales and earnings have met our expectations. BFS' strong balance sheet is now providing us the resources and flexibility to pursue our strategic objectives of acquiring and producing proprietary programming and the opportunity to acquire new libraries and businesses.

BFS Entertainment & Multimedia Limited acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video and American Home Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 75% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
December 14, 2006

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED



SECOND QUARTER REPORT

For the Three & Six Month Period Ended November 4, 2006

BFS VIDEO

AMERICAN HOME TREASURES

Consolidated Statements of Operations

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 4, 2006**	Nov. 5, 2005	**Nov. 4, 2006**	Nov. 5, 200
Sales	**$ 3,334,832**	$ 2,797,058	**$ 5,505,457**	$ 4,643,74
Cost of goods sold	**1,369,897**	1,094,395	**2,192,500**	1,777,67
Gross profit	**1,964,935**	1,702,663	**3,312,957**	2,866,07
Expenses:				
Selling	**637,476**	688,285	**1,153,259**	1,170,56
Administrative	**788,641**	610,282	**1,352,167**	1,167,18
Foreign Exchange (gain) loss	**(4,457)**	50,337	**(25,508)**	57,47
Interest	**1,521**	3,467	**2,301**	7,77
Amortization	**96,219**	117,278	**178,853**	224,07
	1,519,400	1,469,649	**2,661,072**	2,627,08
Earnings before income taxes	**445,535**	233,014	**651,885**	238,99
Income taxes (recovered)				
Current	**149,366**	144,784	**208,521**	144,97
Future	**1,058**	(44,622)	**18,448**	(42,67
	150,424	100,162	**226,969**	102,30
Net earnings	**$ 295,111**	$ 132,852	**$ 424,916**	$ 136,69
Basic and diluted earnings per share (Note 3)	**$ 0.04**	$ 0.02	**$ 0.05**	$ 0.0

Consolidated Statements of Retained Earnings

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 4, 2006**	Nov. 5, 2005	**Nov. 4, 2006**	Nov. 5, 200
Retained earnings – beginning of period	**$ 1,264,339**	$ 793,499	**$ 1,134,534**	$ 789,65
Net earnings	**295,111**	132,852	**424,916**	136,69
Retained earnings – end of period	**$ 1,559,450**	$ 956,351	**$ 1,559,450**	$ 956,35

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited & not reviewed by an auditor)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform with those presented in the corporation's May 6, 2006 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly, should be read in conjunction with the annual consolidated financial statements.

2. BANK INDEBTEDNESS

As of November 4, 2006, the corporation had an operating line of credit in amount of $2,000,000 (May 6, 2006 – $2,000,000) of which approximately (May 6, 2006 – $nil) was outstanding at that date. The outstanc portion of the line of credit bears interest at the bank prime rate plus 0.5% annum payable monthly. A general security providing a first charge ove accounts receivable, inventories and equipment, other than leased assets, been pledged as security for this operating line of credit.

Consolidated Balance Sheets

As at		November 4, 2006 *(Unaudited & not reviewed by an auditor)*		May 6, 200 *Audit*
Assets				
Current				
Cash and cash equivalents	$	1,361,270	$	868,94
Accounts receivable		1,124,382		640,21
Inventories		1,083,011		918,0
Prepaid video royalties		733,395		591,71
Prepaid expenses and deposits		270,170		149,0
		4,572,228		3,167,9
Investment in productions		237,556		208,3
Future income taxes		176,000		194,4
Development costs		199,555		201,5
Capital assets		409,690		411,2
	$	5,595,029	$	4,183,6
Liabilities				
Current				
Accounts payable and accrued liabilities	$	1,652,195	$	716,1
Income taxes payable		212,400		186,6
Capital lease obligations due within one year		39,357		25,1
		1,903,952		927,9
Capital lease obligations		21,311		10,8
		1,925,263		938,7
Shareholders' Equity				
Capital stock		2,110,316		2,110,3
Retained earnings		1,559,450		1,134,5
		3,669,766		3,244,8
	$	5,595,029	$	4,183,6

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year and end of period	7,828,833	$ 2,110,316

The following table sets out the computation of basic and diluted earnings per share:

	2007	2006
Numerator:		
Net earnings available to common shareholders	$ 424,916	$ 136,692
Denominator:		
Weighted average shares for basic earnings per share	7,828,833	7,898,833
Net earnings per share	$ 0.05	$ 0.02

On September 19, 2005, the corporation received approval from the TS Venture Exchange to purchase, pursuant to a normal course issuer bi expiring September 20, 2006, a maximum of 423,283 common shares of th corporation for cancellation. Pursuant to the approval from the TSX Ventur Exchange, the corporation has purchased 70,000 common shares as part o the normal course issuer bid for $9,308.

On September 15, 2006, the corporation received approval from the TS Venture Exchange to purchase, pursuant to a normal course issuer bi expiring September 20, 2007, a maximum of 412,283 shares of th corporation for cancellation. Pursuant to the approval, the corporation ha purchased no shares for cancellation.

Consolidated Statements of Cash Flows

SEC EXEMPTION #82-4245

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 4, 2006**	Nov. 5, 2005	**Nov. 4, 2006**	Nov. 5, 2
Operating activities				
Net earnings	**$ 295,111**	$ 132,852	**$ 424,916**	$ 136,
Items not affecting cash:				
Future income taxes (recovered)	**1,058**	(44,622)	**18,448**	(42,
Amortization of capital assets	**67,120**	86,343	**123,984**	163,
Amortization of deferred development costs	**29,099**	30,936	**54,869**	60,
	392,388	205,509	**622,217**	318,
Net changes in non-cash working capital balances (*)	**(70,747)**	206,902	**49,855**	167,
Cash flows provided by operating activities	**321,641**	412,411	**672,072**	485,
Financing activities				
Decrease in bank borrowings	**-**	(125,138)	**-**	(118,
Proceeds from capital lease obligations	**-**	-	**43,547**	
Repayment of capital lease obligations	**(10,688)**	(8,876)	**(18,873)**	(17,
Cash flows provided by (used in) financing activities	**(10,688)**	(134,014)	**24,674**	(136,
Investing activities				
Additions to capital assets	**(40,472)**	(50,251)	**(122,379)**	(79,
Additions to investment in productions	**(15,708)**	(4,737)	**(29,172)**	(17,
Additions to development costs	**(26,999)**	(18,386)	**(52,866)**	(48,
Cash flows used in investing activities	**(83,179)**	(73,374)	**(204,417)**	(144,
Net change in cash and cash equivalents	**$ 227,774**	$ 205,023	**$ 492,329**	$ 205,
Cash and cash equivalents, beginning of period	**1,133,496**	-	**868,941**	
Cash and cash equivalents, end of period	**$ 1,361,270**	$ 205,023	**$ 1,361,270**	$ 205,
Components of net cash and cash equivalents				
Cash	**$ 861,270**	$ 205,023	**$ 861,270**	$ 205,
Short-term investment	**500,000**	-	**$ 500,000**	$
	$ 1,361,270	$ 205,023	**$ 1,361,270**	$ 205,
(*) Components of the net changes in non-cash working capital balances related to operation				
Increase in accounts receivable	**$ (469,488)**	$ (577,007)	**$ (484,170)**	$ (417,
Increase in inventories	**(237,689)**	(187,563)	**(164,981)**	(120,
Decrease (increase) in prepaid video royalties	**8,659**	244,016	**(141,685)**	139,
Increase in prepaid expenses and deposits	**(183,570)**	(17,940)	**(121,105)**	(60,
Increase in accounts payable and accrued liabilities	**844,728**	619,190	**936,028**	500,
Increase (decrease) in income taxes payable	**(33,387)**	126,206	**25,768**	126,
	$ (70,747)	$ 206,902	**$ 49,855**	$ 167,

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

SEC EXEMPTION #82-4245



MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending November 4, 2006 and the audited financial statements and related notes for the period ending May 6, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 6, 2006 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated December 14, 2006.

RESULTS FROM OPERATIONS

Selected annual information of operations data	Thirteen Weeks Ending		Twenty-Six Weeks Ending	
	Nov. 4, 2006	Nov 5, 2005	Nov. 4, 2006	Nov 5, 2005
Sales	$ 3,334,832	$ 2,797,058	$ 5,505,457	$ 4,643,747
Cost of goods sold	1,369,897	1,094,395	2,192,500	1,777,674
Gross profit	1,964,935	1,702,663	3,312,957	2,866,073
Gross profit %	59%	61%	60%	62%
Selling and administrative expenses	1,426,117	1,298,570	2,505,426	2,337,752
Foreign exchange loss (gain)	(4,457)	50,334	(25,568)	57,479
Interest expense	1,521	3,467	2,381	7,778
Amortization	96,219	117,278	178,853	224,071
Net earnings	295,111	132,852	424,916	136,692
Basic and diluted earnings per share	$ 0.04	$ 0.02	$ 0.05	$ 0.02
Weighted average number of shares	7,828,833	7,398,833	7,828,833	7,898,833

Sales for the quarter were $3,334,832 compared to $2,797,058 during the same quarter last year, a 19% increase over the prior year. Sales for the six months were $5,505,457 compared to $4,643,747 for the same period last year, a 19% increase. Increased sales to both corporate and direct to consumer customers were experienced during the last three months and six months when compared to the same periods in the prior year.

Gross profit for the quarter was $1,964,935 (59% of sales) compared to $1,702,663 (61% of sales) in the prior year. Gross profit for the six month period was $3,312,957 (60% of sales) compared to $2,866,073 (62% of sales).

Selling and administrative expenses for the quarter were $1,426,117 (43% of sales) compared to $1,298,570 (46% of sales) in the prior year, an increase in the second quarter of $127,547 over the previous year. Shipping costs decreased by $28,430 due to the successful implementation of a new automated shipping system, salaries and benefits increased by $37,023, bad debts by $42,391, rent increased by $39,878 resulting from an additonal accrual for a cost adjustment for prior period common operating costs and other expenses increased by a net $36,685 for the three months over the previous year.

Selling and administrative expenses for the six months were $2,505,426 (45% of sales) compared to $2,337,752 (50% of sales) in the prior year, an increase in the six months of $167,674 over the previous year. Advertising and promotions and trade show costs increased by $60,467, shipping costs decreased by $37,427 due to the successful implementation of a new automated shipping system, salaries and benefits increased by $45,743, bad debts by $41,858, rent increased by $39,878 resulting from an additonal accrual for a cost adjustment for prior period common operating costs and other expenses increased by a net $17,158 for the six months over the previous year.

Amortization of capital assets and deferred development costs was $96,219 for the quarter compared to $117,278 in the prior year. Amortization for the six months was $178,853 compared to $224,071.

Earnings before income taxes in this quarter were $445,535 compared to $233,014 in the prior year. Earnings before income taxes for the six months were $651,885 compared to $238,993 in the prior year.

Net earnings for the quarter were $295,111 or $0.04 per share for this year, compared to $132,852 or $0.02 per share in the prior year. Net earnings for the six months were $424,916 or $0.05 per share for the year, compared to $136,692 or $0.02 per share in the prior year.

Weighted average number of shares outstanding for the six months and the second quarter was 7,828,833.

FINANCIAL CONDITION AS AT NOVEMBER 4, 2006

Selected data on financial condition	Nov. 4, 2006	May 6, 2006
Cash and cash equivalents	$ 1,361,270	$ 868,941
Net working capital	2,668,276	2,240,014
Total assets	5,595,029	4,183,641
Total long-term liabilities	21,311	10,847
Total liabilities	1,925,263	938,791
Shareholders' equity	3,669,766	3,244,850

Total assets of the company at the end of the quarter increased to $5,595,029 compared to $4,183,641 at the prior year end, primarily due to an increase of cash and cash equivalents and seasonal increases in net working capital requirements.

Cash and cash equivalents increased by $492,329 from the prior year end to $1,361,270 of which $500,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable increased by $484,170 from $640,212 at the prior year end.

Inventory increased by $164,981 from $918,030 at the prior year end.

Prepaid royalties for video products increased by $141,685 from $591,710 at the prior year end due to an increased activity of programme acquisition in this quarter.

Investment in productions increased by $29,172 from $208,384 at the prior year end due to additional post production costs.

Capital assets decreased by $1,603 from $411,293 at the prior year end. Continuing capital expenditures for master tapes for the six months were $64,838 and accounting and shipping software upgrades of $43,547 were carried out in the six months.

Total liabilities increased by $986,472 from $938,791 at the prior year end, primarily from the increase in accounts payable and taxes payable.

Shareholders' equity increased by $424,916 from $3,244,850 at the prior year end. The share capital as at November 4, 2006 was $2,110,316 with 7,828,833 shares outstanding, which is unchanged from the prior year end.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year end, the Company had an operating line of credit of $2,000,000 of which approximately $nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit. The Company at the end of the first quarter is in a cash positive position with no bank debt outstanding.

On September 15, 2006, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. As at December 14, 2006, the Company has purchased no shares for cancellation.

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the third quarter ended February 3, 2007.

Sales for the first nine months were $8,480,485 compared to $7,931,420 last year, a 7% increase. Net earnings for the first nine months were $697,119 ($0.09 per share) compared to $386,361 ($0.05 per share) for the same period last year, an 80% increase.

Sales for the third quarter were $2,975,028 compared to $3,287,673 during the same quarter last year. Net earnings for the third quarter were $272,203 ($0.04 per share) compared to $249,669 ($0.03 per share) in the same quarter last year.

We are very satisfied with the first nine months sales and earnings and are excited with the prospects for our business. Our results have allowed us to recently declare a cash dividend to all common shareholders and BFS is now well positioned to pursue new initiatives and opportunities. We look forward to a successful year and future.

BFS Entertainment & Multimedia Limited acquires exclusive rights to film and television programming for home video distribution and broadcast. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the BFS Video and American Home Treasures video brands. North American distribution (75% of which is in the United States) is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
March 15, 2007

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245

B•F•S

ENTERTAINMENT & MULTIMEDIA LIMITED



THIRD QUARTER REPORT

For the Three & Nine Month Period Ended February 3, 2007

AMERICAN HOME TREASURES

Consolidated Statements of Operations

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 3, 2007**	Feb. 4, 2006	**Feb. 3, 2007**	Feb. 4, 2006
Sales	**$ 2,975,028**	$ 3,287,673	**$ 8,480,485**	$ 7,931,420
Cost of goods sold	**1,131,881**	1,283,830	**3,324,381**	3,061,504
Gross profit	**1,843,147**	2,003,843	**5,156,104**	4,869,916
Expenses:				
Selling	**755,026**	711,575	**1,908,285**	1,882,144
Administrative	**621,328**	753,160	**1,973,495**	1,920,343
Foreign Exchange (gain) loss	**(85,256)**	28,092	**(110,764)**	85,571
Interest	**5,326**	1,261	**7,627**	9,039
Amortization	**99,491**	116,888	**278,344**	340,959
	1,395,915	1,610,976	**4,056,987**	4,238,056
Earnings before income taxes	**447,232**	392,867	**1,099,117**	631,860
Income taxes:				
Current	**154,783**	74,260	**363,304**	219,235
Future	**20,246**	68,938	**38,694**	26,264
	175,029	143,198	**401,998**	245,499
Net earnings	**$ 272,203**	$ 249,669	**$ 697,119**	$ 386,361
Basic and diluted earnings per share (Note 3)	**$ 0.04**	$ 0.03	**$ 0.09**	$ 0.05

Consolidated Statements of Retained Earnings

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 3, 2007**	Feb. 4, 2006	**Feb. 3, 2007**	Feb. 4, 2006
Retained earnings – beginning of period	**$ 1,559,450**	$ 926,351	**$ 1,134,534**	$ 789,659
Net earnings	**272,203**	249,669	**697,119**	386,361
Retained earnings – end of period	**$ 1,831,653**	$ 1,176,020	**$ 1,831,653**	$ 1,176,020

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited & not reviewed by an auditor)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 6, 2006 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. BANK INDEBTEDNESS

As of February 3, 2007 the corporation had an operating line of credit in the amount of $2,000,000 (May 6, 2006 – $2,000,000) of which $nil (May 6, 2006 $nil) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for the operating line of credit.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year and end of period	7,828,333	$ 2,110,31[illegible]

Consolidated Balance Sheets

As at		February 3, 2007 *(Unaudited & not reviewed by an auditor)*		May 6, 20 *Audi*
Assets				
Current				
Cash and cash equivalents	$	1,879,484	$	868,9
Accounts receivable		900,835		640,2
Inventories		872,909		918,0
Prepaid video royalties		737,511		591,7
Prepaid expenses and deposits		176,374		149,0
		4,567,113		3,167,9
Investment in productions		243,375		208,3
Future income taxes		155,754		194,4
Development costs		196,199		201,5
Capital assets		395,964		411,2
	$	5,558,405	$	4,183,6
Liabilities				
Current				
Accounts payable and accrued liabilities	$	1,302,404	$	716,1
Income taxes payable		243,583		186,6
Capital lease obligations due within one year		40,013		25,1
		1,586,000		927,9
Capital lease obligations		30,436		10,84
		1,616,436		938,7
Shareholders' Equity				
Capital stock (Note 3)		2,110,316		2,110,31
Retained earnings		1,831,653		1,134,53
		3,941,969		3,244,85
	$	5,558,405	$	4,183,64

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

On August 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2006 a maximum of 423,283 common shares of the corporation for cancellation. Pursuant to the approval the corporation has purchased 70,000 common shares for cancellation for $9,308.

On September 15, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2007 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval the corporation has purchased no shares for cancellation.

The following table sets out the computation of basic and diluted earnings per share:

	2007	2006
Numerator:		
Net earnings available to common shareholders	$ 697,119	$ 386,361
Denominator:		
Weighted average shares for basic earnings per share	7,828,333	7,890,884
Weighted average shares for diluted earnings per share	8,078,333	8,140,884
Basic and diluted earning per share	$ 0.09	$ 0.05

4. SEBSEQUENT EVENT

Subsequent to February 3, 2007, the board of directors of the corporation declared, at their meeting on March 5, 2007, a cash dividend of $0.03 per common share payable on March 28, 2007 to all common shareholders of record at the close of business on March 20, 2007.

B F S E N T E R T A I N M E N T & M U L T I M E D I A L I M I T E

Consolidated Statements of Cash Flows

SEC EXEMPTION #82-4245

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 3, 2007**	Feb. 4, 2006	**Feb. 3, 2007**	Feb. 4, 20C
Operating activities				
Net earnings	**$ 272,203**	$ 249,669	**$ 697,119**	$ 386,36
Items not affecting cash:				
Future income taxes	**20,246**	68,938	**38,694**	26,26
Amortization of capital assets	**66,547**	79,953	**190,531**	243,30
Amortization of deferred development costs	**32,944**	36,935	**87,813**	97,65
	391,940	435,495	**1,014,157**	753,58
Net changes in non-cash working capital balances (*)	**204,721**	426,778	**254,576**	594,61
Cash flows provided by operating activities	**596,661**	862,273	**1,268,733**	1,348,19
Financing activities				
Decrease in bank borrowings	**-**	-	**-**	(118,63
Proceeds from capital lease	**20,357**	-	**63,904**	
Repayment of capital lease obligations	**(10,576)**	(9,103)	**(29,449)**	(26,76
Purchase of common shares for cancellation	**-**	(9,307)	**-**	(9,30
Cash flows provided by (used in) financing activities	**9,781**	(18,410)	**34,455**	(154,70:
Investing activities				
Additions to capital assets	**(52,821)**	(10,882)	**(175,200)**	(90,10
Reduction (additions) to investment in productions	**(5,819)**	68,379	**(34,991)**	51,04!
Additions to deferred development costs	**(29,588)**	(25,866)	**(82,454)**	(73,92
Cash flows provided by (used in) investing activities	**(88,228)**	31,631	**(292,645)**	(112,97!
Net change in cash and cash equivalents	**$ 518,214**	$ 875,494	**$ 1,010,543**	$ 1,080,51;
Cash and cash equivalents, beginning of period	**1,361,270**	205,023	**868,941**	
Cash and cash equivalents, end of period	**$ 1,879,484**	$ 1,080,517	**$ 1,879,484**	$ 1,080,51;
Components of net cash and cash equivalents				
Cash	**$ 879,484**	$ 580,517	**$ 879,484**	$ 580,51;
Short-term investment	**1,000,000**	500,000	**$ 1,000,000**	$ 500,00(
Cash and cash equivalents, end of period	**$ 1,879,484**	$ 1,080,517	**$ 1,879,484**	$ 1,080,51;
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease (increase) in accounts receivable	**$ 223,547**	$ 400,492	**$ (260,623)**	$ (17,491
Decrease (increase) in inventories	**210,102**	57,349	**45,121**	(62,79ε
Decrease (increase) in prepaid video royalties	**(4,116)**	46,916	**(145,801)**	186,25C
Decrease (increase) in prepaid expenses and deposits	**93,796**	(13,941)	**(27,309)**	(74,28ε
Increase (decrease) in accounts payable and accrued liabilities	**(349,791)**	(138,298)	**586,237**	362,277
Increase in income taxes payable	**31,183**	74,260	**56,951**	200,657
	$ 204,721	$ 426,778	**$ 254,576**	$ 594,610

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS



This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in *conjunction with the unaudited financial statements and related notes for the period ending February 3, 2007 and the audited* financial statements and related notes for the period ending May 6, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 6, 2006 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis is dated March 15, 2007.

RESULTS FROM OPERATIONS

(unaudited and not reviewed by an auditor)	Thirteen Weeks Ending				Thirty-Nine Weeks Ending			
Selected annual information of operations data		**Feb. 3, 2007**		Feb 4, 2006		**Feb. 3, 2007**		Feb. 4, 2006
Sales	$	**2,975,028**	$	3,287,673	$	**8,480,485**	$	7,931,420
Cost of goods sold		**1,131,881**		1,283,830		**3,324,381**		3,061,504
Gross profit		**1,843,147**		2,003,843		**5,156,104**		4,869,916
Gross profit %		**62%**		61%		**61%**		61%
Selling and administrative expenses		**1,376,354**		1,464,735		**3,881,780**		3,802,487
Foreign exchange loss (gain)		**(85,256)**		28,092		**(110,764)**		85,571
Interest expense		**5,326**		1,261		**7,627**		9,039
Amortization		**99,491**		116,888		**278,344**		340,959
Net earnings		**272,203**		249,669		**697,119**		386,361
Basic and diluted earnings per share	$	**0.04**	$	0.03	$	**0.09**	$	0.05
Weighted average number of shares		**7,828,333**		7,874,987		**7,828,333**		7,890,884

Sales for the nine months were $8,480,485 compared to $7,931,420 for the same period last year, a 7% increase. Sales for the quarter were $2,975,028 compared to $3,287,673 during the same quarter last year, a 10% decrease over the prior year. Reduction in the quarter is a result of different timing for new releases and catalogue mailings when compared to the same period in the previous year.

Gross profit for the nine month period was $5,156,104 (61% of sales) compared to $4,869,916 (61% of sales). Gross profit for the quarter was $1,843,147 (62% of sales) compared to $2,003,843 (61% of sales) in the prior year.

Selling and administrative expenses for the nine months were $3,881,780 (46% of sales) compared to $3,802,487 (48% of sales) in the prior year. Selling and administrative expenses increased in the nine months by $79,293 over the previous year. Advertising, promotions and catalogue selling expenses increased by $160,233, shipping costs decreased by $73,569 due to the successful implementation of new computerized shipping methods, salaries and benefits increased by $67,049, bad debts decreased by $81,274, rent increased by $39,868 resulting from an additional accrual for a settlement over disputed common operating costs with the building's new owners and other expenses decreased by a net $33,014 for the nine months over the previous year.

Selling and administrative expenses for the quarter were $1,376,354 (46% of sales) compared to $1,464,735 (45% of sales) in the prior year. Selling and administrative expenses decreased in the third quarter by $88,381 over the previous year. Advertising, promotions and catalogue selling expenses increased by $94,447, shipping costs decreased by $36,142 due to the successful implementation of new computerized shipping methods, salaries and benefits increased by $21,240, bad debts decreased by $123,132 due to a $67,000 recovery in the current period, trade show costs decreased by $14,382 and other expenses decreased by a net $30,412 for the three months over the previous year.

Amortization for the nine months was $278,344 compared to $340,959 in the prior year. Amortization of capital assets and deferred development costs was $99,491 for the quarter compared to $116,888 in the prior year.

Earnings before income taxes the nine months were $1,099,117 compared to $631,860 in the prior year. Earnings before income taxes in this quarter were $447,232 compared to $392,867 in the prior year.

Net earnings for nine months were $697,119 or $0.09 per share for the year, compared to $386,361 or $0.05 per share in the prior year. Net earnings for the quarter were $272,203 or $0.04 per share for this year, compared to $249,669 or $0.03 per share in the prior year.

Weighted average number of shares outstanding for the nine months and the third quarter was 7,828,333.

FINANCIAL CONDITION AS AT FEBRUARY 3, 2007

(unaudited and not reviewed by an auditor) **Selected data on financial condition**		**Feb. 3, 2007**		*audited* May 6, 2006
Cash and cash equivalents	$	**1,879,484**	$	868,941
Net working capital		**2,981,113**		2,240,014
Total assets		**5,558,405**		4,183,641
Total long-term liabilities		**30,436**		10,847
Total liabilities		**1,616,436**		938,791
Shareholders' equity		**3,941,969**		3,244,850

Total assets of the company at the end of the quarter increased to $5,595,029 compared to the $4,577,291 at the prior year end, primarily due to an increase of cash and cash equivalents and seasonal increases in net working capital requirements.

Cash and cash equivalents increased by $1,010,543 from the prior year end to $1,879,484 of which $1,000,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable increased by $260,623 from $640,212 in the prior year end due to normal seasonal increases.

Inventory decreased by $45,121 from $918,030 at the prior year end.

Prepaid royalties for video products increased by $145,801 from $591,710 at the prior year end due to an increased activity of programme acquisition in this quarter.

Investment in productions increased by $34,991 from the $194,448 at the prior year end due to additional post production costs.

Capital assets decreased by $15,329 from the $411,293 at the prior year end. Continuing capital expenditures for master tapes for the nine months were $91,701 and accounting and shipping software upgrades of $43,547 were carried out in the nine months.

Total liabilities increased by $677,645 from $938,791 at the prior year end primarily from the increase in accounts payable and taxes payable.

Shareholders' equity increased by $697,119 from the $3,244,850 at the prior year end. The share capital as at February 3, 2007 was $2,110,316 with 7,828,333 shares outstanding which is unchanged from the prior year end.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year end, the Company had an operating line of credit of $2,000,000 of which $nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit. The Company at the end of the first quarter is in a cash positive position with no bank debt outstanding.

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. As at March 15, 2007, the Company has purchased no shares for cancellation.

SUBSEQUENT EVENT

Subsequent to February 3, 2007, the board of directors of the Company declared, at their meeting on March 5, 2007, a cash dividend of $0.03 per common share payable on March 28, 2007 to all common shareholders of record at the close of business on March 20, 2007.

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 3, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 15, 2007

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

END